L:\secfiles\10_k\8041s.doc 12

      1                                                         EXHIBIT 99(a)
                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
               RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS


The consolidated financial statements of EDS were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Exhibit 99(a) is consistent with that in the consolidated financial statements.

    Management is further responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

    The Company's independent auditors, KPMG Peat Marwick, have audited the financial statements. Their audits were conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the financial statements prepared by management.

    The Board of Directors, through the EDS Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and for engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to discuss the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls at December 31, 1993 provides reasonable assurance that the books and records reflect the transactions of the Company and that the Company complies with established policies and procedures. To ensure complete independence, KPMG Peat Marwick have full and free access to meet with the Committee, without management representatives present, to discuss the results of their audits and the quality of the financial reporting.





s/Lester M. Alberthal, Jr.                       s/Joseph M. Grant
Lester M. Alberthal, Jr.                         Joseph M. Grant
Chairman of the Board                            Senior Vice President
President and Chief Executive Officer            Chief Financial Officer

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                      INDEPENDENT AUDITORS' REPORT AND CONSENT

The Board of Directors
Electronic Data Systems Corporation:

We have audited the accompanying consolidated balance sheets of Electronic Data Systems Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Data Systems Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

    We hereby consent to the incorporation by reference of our report stated above in the following Registration Statements:

        Registration
Form    Statement No.                       Description
- ----  ----------------  -----------------------------------------------------

 S-3  33-41557          General Motors Corporation Debt Securities


 S-3  33-47343          General Motors Corporation $1-2/3 Par Value Common
      (Post-Effective     Stock
      Amendment No. 1)

 S-3  33-49035          General Motors Corporation $1-2/3 Par Value Common
      (Amendment No. 1)   Stock

 S-3  33-49309          General Motors Corporation Dividend Reinvestment Plan

 S-8  33-37736          The General Motors Personal Savings Plan for
                          Hourly-Rate Employees in the United States

 S-8  33-49241          General Motors Amended 1987 Stock Incentive Plan

 S-8  33-49245          General Motors Savings-Stock Purchase Program for
                          Salaried Employees in the United States

 S-8  2-94690           1984 Electronic Data Systems Corporation Stock
      (Post-Effective     Purchase Plan
      Amendment No. 1)

 S-8  2-94691           1984 Electronic Data Systems Corporation Stock
      (Post-Effective     Incentive Plan
      Amendment No. 1)

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



 S-8  33-36443          EDS Deferred Compensation Plan

 S-8  33-32322          Hughes Aircraft Company Salaried Employees'
                          Thrift and Savings Plan
                        Hughes Aircraft Company Tucson Bargaining Employees'
                          Thrift and Savings Plan
                        Hughes Aircraft Company California Hourly Employees'
                          Thrift and Savings Plan
                        Hughes Thrift and Savings Plan

 S-8  33-43744          The GMAC Mortgage Corporation Savings Incentive Plan

 S-8  33-40423          GM Hughes Electronics Corporation Incentive Plan

 S-8  33-43746          Saturn Individual Savings Plan for Union-Represented
                          Employees

 S-8  33-49243          Saturn Personal Choices Savings Plan for
                          Non-Represented Employees

 S-8  33-28714          Marketing & Systems Development Corporation
                          1985 Incentive Stock Option Plan



s/KPMG PEAT MARWICK
KPMG PEAT MARWICK
Dallas, Texas
February 1, 1994 (March 29, 1994 as to the consent in the last paragraph on the preceding page)

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME
                       (in millions except per share amounts)



                                                 Years Ended December 31,
                                              ------------------------------
                                                1993       1992       1991
                                              --------   --------   --------

Revenues
  Systems and other contracts
    GM and affiliates                         $3,323.7   $3,348.5   $3,362.2
    Outside customers                          5,183.6    4,806.7    3,666.3
  Interest and other income                       54.5       63.7       70.5
                                               -------    -------    -------
      Total revenues                           8,561.8    8,218.9    7,099.0
                                               -------    -------    -------

Costs and expenses
  Cost of revenues                             6,390.6    6,205.8    5,415.1
  Selling, general, and administrative         1,005.4      969.3      761.9
  Interest (Note 8)                               34.5       43.0       28.3
                                               -------    -------    -------
      Total costs and expenses                 7,430.5    7,218.1    6,205.3
                                               -------    -------    -------
Income before income taxes                     1,131.3    1,000.8      893.7

Provision for income taxes (Note 10)             407.3      365.3      330.7
                                               -------    -------    -------

Income before cumulative effect of
  accounting change                              724.0      635.5      563.0
Cumulative effect of accounting change
  (Note 10)                                          -          -      (15.5)
                                               -------    -------    -------
Separate Consolidated Net Income                $724.0     $635.5     $547.5
                                               =======    =======    =======

Available Separate Consolidated Net Income
Average number of shares of GM Class E
  common stock outstanding (in millions)
  (Note 1) (Numerator)                           243.0      209.1      195.3
Class E dividend base (in millions)
  (Denominator)                                  480.6      479.3      478.1
Available Separate Consolidated Net Income      $367.2     $278.4     $223.6
                                               =======    =======    =======

Earnings Attributable to GM Class E
  Common Stock on a Per Share Basis
  (Note 1)
    Before cumulative effect of accounting
      change                                     $1.51      $1.33      $1.17
    Cumulative effect of accounting change
      (Note 10)                                      -          -     (0.03)
                                                  ----       ----       ----
    Net earnings attributable to GM Class
      E common stock                             $1.51      $1.33      $1.14
                                                  ====       ====       ====
See accompanying notes to consolidated financial statements.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS



                                                              December 31,
                                                           ------------------
                                                             1993      1992
                                                           --------  --------
                                                              (in millions)

Assets
Current assets
  Cash and cash equivalents                                  $383.4    $421.9
  Marketable securities                                       224.1     166.0
  Accounts receivable                                       1,412.5   1,214.0
  Accounts receivable from GM and affiliates                  112.6      41.1
  Inventories                                                 130.7      88.5
  Prepaids and other                                          243.5     225.5
                                                            -------   -------


      Total current assets                                  2,506.8   2,157.0
                                                            -------   -------

Property and equipment, at cost less
  accumulated depreciation (Note 3)
    Land                                                      121.6      84.7
    Buildings and facilities                                  532.0     534.6
    Computer equipment                                      1,275.5     916.2
    Other equipment and furniture                             185.6     185.2
                                                            -------   -------


      Total property and equipment, net                     2,114.7   1,720.7
                                                            -------   -------


Operating and other assets
  Land held for development, at cost (Note 4)                  94.4     148.1
  Investment in leases and other (Note 5)                   1,159.9   1,231.4
  Software, goodwill, and other intangibles, net
    (Notes 6 and 17)                                        1,066.3     866.3
                                                            -------   -------


      Total operating and other assets                      2,320.6   2,245.8
                                                            -------   -------


Total Assets                                               $6,942.1  $6,123.5
                                                            =======   =======

See accompanying notes to consolidated financial statements.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



                                                              December 31,
                                                           ------------------
                                                             1993      1992
                                                           --------  --------
                                                              (in millions)

Liabilities and Stockholder's Equity
Current liabilities
  Accounts payable                                           $359.8    $348.0
  Accrued liabilities (Note 7)                                996.0     918.4
  Deferred revenue                                            429.7     295.8
  Income taxes (Note 10)                                      202.2      66.0
  Notes payable (Note 8)                                      172.7     274.9
                                                            -------   -------


      Total current liabilities                             2,160.4   1,903.1
                                                            -------   -------




Deferred income taxes (Note 10)                               641.5     595.9
                                                            -------   -------




Notes payable (Note 8)                                        522.8     561.1
                                                            -------   -------




Commitments and contingent liabilities (Notes 15 and 16)

Stockholder's equity (Notes 9 and 11)
  Common stock, without par value; authorized
    1,000.0 shares.  Issued and outstanding
    480.9 and 479.3 shares at December 31,
    1993 and 1992, respectively.                              421.2     365.9
  Retained earnings                                         3,196.2   2,697.5
                                                            -------   -------


      Total stockholder's equity                            3,617.4   3,063.4
                                                            -------   -------


Total Liabilities and Stockholder's Equity                 $6,942.1  $6,123.5
                                                            =======   =======



See accompanying notes to consolidated financial statements.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 Years Ended December 31,
- ---------------------------------
                                               1993         1992       1991
                                            ----------   ----------  --------
                                                       (in millions)

Cash Flows from Operating Activities
  Income before cumulative effect
    of accounting change                       $724.0       $635.5     $563.0
                                              -------      -------    -------
  Adjustments to reconcile income before
    cumulative effect of accounting change to
    net cash provided by operating activities
    (net of effects of acquired companies)
      Depreciation and amortization             621.3        611.5      524.4
      (Increase) decrease in accounts
        receivable                             (199.8)        18.6     (358.3)
Increase (Decrease) in accounts
        receivable from GM and affiliates       (56.0)         2.3       23.6
      (Increase) decrease in inventories        (15.5)       (22.3)      14.8
      Increase in prepaids and other            (26.8)       (29.8)     (26.6)
      Increase (decrease) in accounts
        payable and accrued liabilities          22.0       (181.4)     186.8
      Increase (decrease) in deferred
        revenue                                 137.1          1.6      (84.0)
      Increase (decrease) in income taxes       138.9        (98.2)      94.1
      Increase (decrease) in deferred
        income taxes excluding effect of
        accounting change                        49.8        198.0      (31.1)
                                              -------      -------    -------
        Total adjustments                       671.0        500.3      343.7
                                              -------      -------    -------
  Net cash provided by operating activities   1,395.0      1,135.8      906.7
                                              -------      -------    -------



Cash Flows from Investing Activities
  Payments for purchase of marketable
    securities                                 (305.7)      (291.2)    (410.7)
  Proceeds from sale of marketable
    securities                                  247.4        277.9      565.2
  Payments related to land held for
    development                                  (6.2)       (16.6)     (14.4)
  Payments for investment in leases
    and other                                  (293.5)      (456.7)    (716.1)
  Proceeds from investment in leases
    and other                                   348.8        406.7      617.3
  Payments for purchase of software,
    goodwill, and other intangibles            (119.0)       (64.5)     (58.8)
  Payments for purchase of property
    and equipment                              (799.4)      (639.0)    (673.2)
  Payments related to acquisition of
    outside companies, net of cash acquired    (122.1)       (30.2)    (462.2)
                                              -------      -------    -------
  Net cash used in investing activities     ($1,049.7)     ($813.6) ($1,152.9)
                                              -------      -------    -------


See accompanying notes to consolidated financial statements.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


                                                 Years Ended December 31,
                                            ---------------------------------
                                               1993         1992       1991
                                            ----------   ----------  --------
                                                       (in millions)

Cash Flows from Financing Activities
  Net increase (decrease) in current
    notes payable with maturities
    less than 90 days                          ($99.0)     ($239.4)    $273.8
  Payments on notes payable                    (220.5)      (800.2)    (261.4)
  Proceeds from notes payable                    91.5      1,032.5      310.6
  Payments on advances from GM                   (5.4)       (16.0)    (104.1)
  Proceeds from issuance of common stock         55.3         42.5       50.9
  Cash dividends paid to GM                    (192.1)      (172.4)    (153.2)

- -------        -----      -----
  Net cash provided by (used in)
    financing activities                       (370.2)      (153.0)     116.6

- -------        -----      -----


Effect of Exchange Rate Changes on Cash
  and Cash Equivalents                          (13.6)        (7.9)     (16.9)

- -------        -----      -----


Net Increase (Decrease) in Cash and
  Cash Equivalents                              (38.5)       161.3     (146.5)

Cash and Cash Equivalents at Beginning
  of Year                                       421.9        260.6      407.1

- -----        -----      -----


Cash and Cash Equivalents at End of Year       $383.4       $421.9     $260.6

=====        =====      =====

See accompanying notes to consolidated financial statements.







                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Electronic Data Systems Corporation and all majority owned subsidiaries. As used herein, the terms "EDS" and "the Company" refer to Electronic Data Systems Corporation and its consolidated subsidiaries. EDS is a wholly owned subsidiary of General Motors Corporation (GM). The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method, with the remaining investments carried at cost.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



    Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 480.6 million shares during the fourth quarter of 1993. Comparable denominators for 1992 and 1991 were
479.3 million and 478.1 million shares, respectively.

    GM Series C depositary shares represent ownership of one-tenth of a share of GM Series C convertible preference stock. GM Series C depositary shares and GM Series C preference stocks are convertible into GM Class E common stock and are common stock equivalents for purposes of computing Earnings Attributable to GM Class E Common Stock on a Per Share Basis. On November 2, 1992, GM Series E-II and E-III preference stocks, previously held by the GM pension plans, were converted to GM Class E common stock. In 1993 and 1992, GM Series E-1 preference stock was converted to GM Class E common stock, or redeemed by GM. The issuances and conversions of such preference stocks have no dilutive effect on the GM Class E common stock, because to the extent that shares of GM Class E common stock deemed to be outstanding would increase, such increased shares would increase the numerator of the fraction used to determine Available Separate Consolidated Net Income, but would have no effect on the denominator.

    The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. In 1988, EDS initiated a program to repurchase 11.0 million shares of GM Class E common stock in order to meet certain future requirements of the Company's employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.

    The current GM Board policy is that the cash dividends on the GM Class E common stock, when, as, and if declared by the GM Board in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the prior year.

    Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus less accumulated deficit as reported in its financial statements as of December 31, 1993.

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


Marketable Securities

Current marketable securities are composed of bonds and equity securities, which are carried on an amortized cost basis and at the lower of aggregate cost or market, respectively. At December 31, 1993 and 1992, approximate market values of such securities based on quoted market prices were $226.5 million and $168.1 million, respectively.

Inventory Valuation

Inventories are stated principally at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided by the straight-line method over the lesser of the asset's estimated useful life, the life of the related customer contract, or the term of the lease in the case of leasehold improvements. The ranges of estimated useful lives are as follows:
                                                  Years
                                                  -----
                 Buildings                        20-40
                 Facilities                        5-20
                 Computer equipment                3-7
                 Other equipment and furniture     3-15

Software, Goodwill, and Other Intangibles

Software purchased by the Company and utilized in designing, installing, and operating business information and communications systems is capitalized and amortized on a straight-line basis over a five- to eight-year period. Costs of developing and maintaining software systems are incurred primarily in connection with customer contracts and are generally expensed as incurred. Software development costs that meet the capitalization requirements of Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, are capitalized and amortized on a straight-line basis over three years.

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, eight to 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered. The amount of goodwill impairment, if any, is measured based on the expected undiscounted cash flows of the acquired operation.

Other intangibles are amortized on a straight-line basis over the anticipated period of benefit, which is generally five to 10 years.

Revenue Recognition

Revenue from contracts is generally recognized based on the performance of tasks as defined in the contracts and the percentage-of-completion method of accounting. Deferred revenue of $429.7 million and $295.8 million at December 31, 1993 and 1992, respectively, represents billings in excess of costs and related profits on certain contracts. Included in accounts receivable are unbilled receivables of $314.9 million and $211.1 million at December 31, 1993 and 1992, respectively, which will be billed and collected in accordance with contractual agreements. It is anticipated that approximately $263.0 million of unbilled receivables at December 31, 1993 will be collected in 1994.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


Currency Translation

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains and losses are not included in determining net income but are reflected as a separate component of stockholder's equity. Nonfunctional currency transaction gains (losses) are included in determining net income and were ($3.7) million, ($1.5) million, and $5.5 million, net of income taxes, for the years ended December 31, 1993, 1992, and 1991, respectively.

    The Company enters into forward exchange contracts to hedge nonfunctional currency transactions on a continuing basis, thereby reducing the Company's risk due to exchange rate movements. At December 31, 1993 and 1992, the Company had forward exchange contracts maturing in the following year to purchase $276.9 million and $335.3 million, respectively, and to sell $286.0 million and $201.5 million, respectively, in various currencies, primarily European. The estimated fair value of forward exchange contracts is based on quoted market prices. At December 31, 1993 and 1992, the estimated fair value was ($0.6) million and $1.9 million, respectively.

Income Taxes

Effective January 1, 1991, the Company adopted SFAS No. 109, Accounting for Income Taxes, and the cumulative effect of that change is reported in the 1991 Consolidated Statement of Income. The Company is included in the consolidated Federal tax returns filed by GM. Current Federal income taxes are calculated on a separate return basis and remitted to GM. The deferral method is used to account for investment tax credits.

Statement of Cash Flows

The Company uses the indirect method to present cash flows from operating activities and considers certificates of deposit, as well as the following items with original maturities of three months or less to be cash equivalents: commercial paper, repurchase agreements, and money market funds. (See
Note 18.)

New Accounting Standards

In November 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, which the Company will adopt effective January 1, 1994. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. In May 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan, effective January 1, 1995. The Standard requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The effect of these Standards, if implemented currently, would not be material.

Also in May 1993, the FASB issued SFAS No. 115, Accounting for Certain
Investments in Debt and Equity Securities, effective January 1, 1994.   The
Standard establishes new accounting and reporting requirements for investments in certain equity securities that have readily determinable fair values and for all investments in debt securities. The effect of this Standard, based on current market prices, would not be material.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 2:  NATIONAL HERITAGE INSURANCE COMPANY

National Heritage Insurance Company (NHIC), a wholly owned subsidiary of EDS, acts as underwriter for claims benefit payments for the Medicaid welfare program contracts for the states of Texas and Indiana.

    The contracts provide that payments from the states be deposited in trust accounts that are not included in the consolidated financial statements. Of such payments received for the years ended December 31, 1993, 1992, and 1991, $4,453.4 million, $3,664.1 million, and $2,455.5 million, respectively, were designated for the payment of benefit claims or to be returned to the states. At December 31, 1993 and 1992, $1,316.3 million and $914.8 million, respectively, of such designated funds remained in the trust accounts. Approximate market values of these invested funds at December 31, 1993 and 1992 were $1,315.3 million and $916.1 million, respectively. These investments primarily consist of corporate bonds. NHIC intends to hold these investments until their full face value can be realized. Gains and losses from the sale of these investments held in trust accounts are combined with gains and losses from the Company's other investments.

NOTE 3:  PROPERTY AND EQUIPMENT (in millions)

                                          December 31, 1993
                                --------------------------------------
                                             Accumulated
                                  Cost       Depreciation        Net
                                --------     ------------     --------

Land                              $121.6            $-          $121.6
Buildings and facilities           815.1         283.1           532.0
Computer equipment               3,158.6       1,883.1         1,275.5
Other equipment and furniture      425.1         239.5           185.6
                                 -------       -------         -------
  Total                         $4,520.4      $2,405.7        $2,114.7
                                 =======       =======         =======


                                          December 31, 1992
                                --------------------------------------
                                             Accumulated
                                  Cost       Depreciation        Net
                                --------     ------------     --------

Land                               $84.7            $-           $84.7
Buildings and facilities           769.0         234.4           534.6
Computer equipment               2,631.3       1,715.1           916.2
Other equipment and furniture      403.9         218.7           185.2
                                 -------       -------         -------
  Total                         $3,888.9      $2,168.2        $1,720.7
                                 =======       =======         =======

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 4:  LAND HELD FOR DEVELOPMENT

Land held for development at December 31, 1993 consists of approximately 2,222 acres located throughout the Dallas metropolitan area. Approximately 1,590 acres of land, site of a commercial real estate development, are located in Plano, Texas.

NOTE 5:  INVESTMENT IN LEASES AND OTHER (in millions)
                                                              December 31,
                                                          -------------------
                                                            1993       1992
                                                          --------   --------
Lease contracts receivable (net of principal
  and interest on nonrecourse debt)                         $396.8     $403.4
Estimated residual values of leased assets
  (not guaranteed)                                           337.7      343.2
Unearned income, including deferred investment
  tax credits                                               (271.3)    (285.8)
                                                           -------    -------
    Investment in leveraged leases (excluding
      deferred taxes of $307.4 and $336.1
      at December 31, 1993 and 1992, respectively)           463.2      460.8
Investment in securities and joint ventures                  249.9      216.0
Investment in direct financing leases, net of
  unearned income                                            158.6      214.8
Noncurrent notes receivable                                  118.1      148.1
GM Class E common stock held for benefit plans                62.4       80.1
Long-term prepaid contract costs                              58.8       65.5
Investment in tax benefit transfers                           40.9       42.4
Other                                                          8.0        3.7
                                                           -------    -------
        Total                                             $1,159.9   $1,231.4
                                                           =======    =======

The fair values of certain long-term investments are estimated based on quoted market prices for these or similar investments. For other investments, a variety of methods are used to estimate fair value including external valuations and discounted cash flows. At December 31, 1993, the fair values of investments in joint ventures (accounted for using the cost method of accounting), long-term marketable securities, and noncurrent notes receivable were estimated to be $182.5 million, $152.8 million, and $114.9 million, respectively, with carrying amounts of $156.4 million, $128.5 million, and $118.1 million, respectively. At December 31, 1992, the fair values of investments in joint ventures (accounted for using the cost method of accounting), long-term marketable securities and noncurrent notes receivable were estimated to be $214.1 million, $114.2 million, and $140.9 million, respectively, with carrying amounts of $165.3 million, $95.5 million, and $148.1 million, respectively. Long-term marketable securities include GM Class E common stock and other marketable securities. The carrying value of the GM Class E common stock, which was less than the market value, was utilized to estimate the investment's fair value shown above since the stock will be used to satisfy future benefit plan obligations.

    Financing leases that are financed with nonrecourse borrowings at lease inception are accounted for as leveraged leases. Such borrowings are secured by substantially all of the lessor's rights under the lease plus the residual value of the asset. For Federal income tax purposes, the Company receives the investment tax credit (if available) at lease inception and has the benefit of tax deductions for depreciation on the leased asset and for interest on the nonrecourse debt. A portion of the Company's leveraged lease portfolio is concentrated within the airline industry. The Company historically has not experienced credit losses from these transactions, and the portfolio is diversified among unrelated lessees.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 6:  SOFTWARE, GOODWILL, AND OTHER INTANGIBLES (in millions)

                                            December 31, 1993
                                 ---------------------------------------
                                                Accumulated
                                   Cost        Amortization        Net
                                 --------      ------------       ------
Software                           $791.5         $374.2          $417.3
Goodwill                            595.8           58.4           537.4
Other intangibles                   235.2          123.6           111.6
                                  -------          -----         -------
  Total                          $1,622.5         $556.2        $1,066.3
                                  =======          =====         =======

                                             December 31, 1992
                                 ---------------------------------------
                                                Accumulated
                                   Cost        Amortization        Net
                                 --------      ------------       ------
Software                           $681.4         $298.1          $383.3
Goodwill                            450.1           39.0           411.1
Other intangibles                   116.9           45.0            71.9
                                  -------          -----           -----
  Total                          $1,248.4         $382.1          $866.3
                                  =======          =====           =====


NOTE 7:  ACCRUED LIABILITIES (in millions)
                                                        December 31,
                                                     ------------------
                                                      1993        1992
                                                     ------      ------

Contract related                                     $387.2      $306.5
Payroll related                                       286.8       314.5
Operating expenses                                    150.0       112.2
Property, sales, and franchise taxes                   82.5        84.2
Claims settlement                                      51.5        49.2
Construction related                                   15.2        31.0
Other                                                  22.8        20.8
                                                      -----       -----
  Total                                              $996.0      $918.4
                                                      =====       =====

NOTE 8:  NOTES PAYABLE (in millions)
                                                        December 31,
                                                     ------------------
                                                      1993        1992
                                                     ------      ------

Commercial paper, 3.3% to 3.5%                       $398.6      $398.2
Lines of credit, variable rate 2.7% to
  9.2%, due 1994                                      135.7       246.3
Notes, variable rate 2.9% to 7.0%, due 1996            85.1        24.3
Notes, fixed rate 3.9% to 14.5%, due 1994 to 2003      75.6        96.7
Lines of credit, variable rate                            -        65.0
                                                      -----       -----
  Total                                               695.0       830.5

  Less current maturities classified as
    notes payable                                     172.2       269.4
                                                      -----       -----
  Noncurrent notes payable                           $522.8      $561.1
                                                      =====       =====

GM has advanced amounts for Company capital expenditures on GM-related projects. The advances are substantially non-interest bearing and repayable in monthly installments. Amounts advanced are $0.5 million at December 31, 1993 and $5.5 million at December 31, 1992.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



Commercial paper is classified as noncurrent debt as it is intended to be maintained on a long-term basis with ongoing credit availability provided by the Company's revolving, committed lines of credit. During 1993, the Company entered into an agreement with a syndicate of banks which provided $1,000.0 million in committed lines of credit, of which $500.0 million expires in 1994 with the option to convert any outstanding amounts under these lines into term loans that mature in 1996. The remaining $500.0 million expires in 1997. Upon expiration of the commitment periods, the lenders and EDS have the option to extend the commitment. In addition, as of December 31, 1993, the Company had available another $37.3 million in committed lines of credit, of which $5.8 million remained unused. The Company also had available $692.0 million in uncommitted short-term lines of credit, of which $600.3 million remained unused at December 31, 1993. These lines of credit do not require material commitment fees, compensating balances, or collateral. Under the terms of the $1,000.0 million agreement, the Company is required to maintain a consolidated net worth of $2,250.0 million, increasing quarterly by 50 percent of the Company's consolidated net income after June 30, 1993.

    Notes payable relate to land held for development, property and equipment, acquisitions, and other items. These notes are generally unsecured, with certain notes secured by assets of a majority owned subsidiary.

    The Company has entered into interest rate swap agreements that effectively convert the variable interest rates on an aggregate contract amount of $54.4 million and $115.0 million at December 31, 1993 and 1992, respectively, to fixed interest rates ranging from 5.3% to 8.1% and 7.0% to 7.5% at December 31, 1993 and 1992, respectively. The net interest paid or received is included in interest expense. The counterparties to interest rate swaps consist of various financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties to limit exposure to credit losses in the event of nonper- formance by these counterparties. The Company does not anticipate losses due to these control procedures. The fair value of interest rate swap agreements is obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. At December 31, 1993 and 1992, the estimated fair value of such agreements was ($0.8) million and ($5.4) million, respectively.

    Maturities of notes payable for years subsequent to December 31, 1993 are as follows (in millions):

                      1994                     $172.2
                      1995                       25.1
                      1996                      462.6
                      1997                        4.7
                      1998                        3.5
                      Thereafter                 26.9

    For the years ended December 31, 1993, 1992, and 1991, interest costs of $5.4 million, $18.1 million, and $15.5 million, respectively, were capital-ized, which, if charged to expense, would have resulted in reductions in net income of $3.5 million, $11.9 million, and $10.2 million, respectively.

    The fair value of notes payable is estimated based on the current rates offered to the Company for the same remaining maturities. At December 31, 1993 and 1992, the estimated fair value was $703.5 million and 836.6 million, respectively.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 9:  STOCKHOLDER'S EQUITY (in millions except per share amounts)

                                               Currency               Stock-
                              Common Stock   Translation   Retained   holder's
                             --------------
                             Shares  Amount   Adjustment   Earnings    Equity
                             ------  ------  -----------  ----------  --------
Balance at December 31, 1990  478.6  $272.5      $16.5     $1,892.8   $2,181.8
  Separate consolidated
    net income                    -       -          -        547.5      547.5
  Cash dividends declared -
    $0.32 per share               -       -          -       (153.2)
(153.2)
  Stock option and
    award transactions         (0.6)   50.9          -            -       50.9
  Currency translation
    adjustment                    -       -      (16.7)           -
(16.7)
                               ----   -----       ----      -------    -------
Balance at December 31, 1991  478.0   323.4       (0.2)     2,287.1    2,610.3
  Separate consolidated
    net income                    -       -          -        635.5      635.5
  Cash dividends declared -
    $0.36 per share               -       -          -       (172.4)
(172.4)
  Stock option and
    award transactions          1.3    42.5          -            -       42.5
  Currency translation
    adjustment                    -       -      (52.5)           -
(52.5)
                              -----   -----       ----      -------    -------
Balance at December 31, 1992  479.3   365.9      (52.7)     2,750.2    3,063.4
  Separate consolidated
    net income                    -       -          -        724.0      724.0
  Cash dividends declared -
    $0.40 per share               -       -          -       (192.1)
(192.1)
  Stock option and
    award transactions          1.6    55.3          -            -       55.3
  Currency translation
    adjustment                    -       -      (33.2)           -
(33.2)
                              -----   -----       ----      -------    -------
Balance at December 31, 1993  480.9  $421.2     ($85.9)    $3,282.1   $3,617.4
                              =====   =====       ====      =======    =======

As the sole stockholder of EDS, GM is able to cause EDS to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause EDS to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class E common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class E common stock and the cash dividends or other amounts that may be paid by EDS to GM.

NOTE 10:  INCOME TAXES

As discussed in Note 1, the Company adopted SFAS No. 109 as of January 1, 1991, and the cumulative effect of this change is reported in the 1991 Consolidated Statement of Income. Prior years' consolidated financial statements have not been restated to apply the provisions of SFAS No. 109. The provisions of the Omnibus Budget Reconciliation Act of 1993 had an immaterial impact on current and deferred taxes in 1993.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



    The current and deferred income tax liabilities (assets) are summarized as follows (in millions):
                                                December 31,
                                            -------------------
                                             1993         1992
                                            ------       ------
Current payable                              $66.3        $66.9
Current deferred                             135.9         (0.9)
                                             -----        -----
  Total income taxes - current               202.2         66.0
Noncurrent deferred                          641.5        595.9
                                             -----        -----
  Total current and noncurrent
    income taxes                            $843.7       $661.9
                                             =====        =====

    The provision for income tax expense is summarized as follows (in millions):
                                     U.S.
                                   Federal    Non-U.S.   State      Total
                                   -------    --------   -----     ------
    Year Ended
December 31, 1993
- -----------------
Current                            $130.1      $77.8     $17.0     $224.9
Deferred                            161.0       21.4         -      182.4
                                    -----       ----      ----      -----
  Total                            $291.1      $99.2     $17.0     $407.3
                                    =====       ====      ====      =====

    Year Ended
December 31, 1992
- -----------------
Current                            $113.9      $97.3     $21.0     $232.2
Deferred                            145.0      (11.9)        -      133.1
                                    -----       ----      ----      -----
  Total                            $258.9      $85.4     $21.0     $365.3
                                    =====       ====      ====      =====

    Year Ended
December 31, 1991
- -----------------
Current                            $191.8      $77.2      $8.3     $277.3
Deferred                             43.4       10.0         -       53.4
                                    -----       ----      ----      -----
  Total                            $235.2      $87.2      $8.3     $330.7
                                    =====       ====      ====      =====

    Income before income taxes included the following components (in millions):

                                       Years Ended December 31,
                                     ----------------------------
                                       1993      1992       1991
                                     --------   ------     ------
U.S. income                           $886.1   $781.9      $686.4
Non-U.S. income                        245.2    218.9       207.3
                                      -------  -------     ------
  Total                             $1,131.3 $1,000.8      $893.7
                                      =======  =======     ======

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



    A reconciliation of income tax expense using the statutory Federal income tax rate of 35.0% for 1993 and 34.0% for 1992 and 1991 to the actual income tax expense follows (in millions):

                                            Years Ended December 31,
                                         ------------------------------
                                           1993        1992       1991
                                         --------     ------     ------
Income before income taxes               $1,131.3   $1,000.8     $893.7
                                          =======    =======      =====
Statutory Federal income tax               $395.9     $340.3     $303.9
Non-U.S. taxes, net of credit                13.4       10.3       16.7
State income tax, net                        11.1       13.8        5.5
Investment tax credit - leveraged leases     (4.4)      (2.8)      (3.2)
Other                                        (8.7)       3.7        7.8
                                          -------      -----      -----
  Total                                    $407.3     $365.3     $330.7
                                            =====      =====      =====
Effective income tax rate                  36.0%       36.5%      37.0%
                                            =====      =====      =====

   The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows (in millions):

                                      December 31, 1993    December 31, 1992
                                     -------------------- -------------------
                                     Assets   Liabilities Assets   Liabilities
                                     ------   ----------- ------   ----------
Basis differences attributable to
  leasing activities                   $6.4     $515.3      $5.4     $520.8
Adjustments necessary to convert
  accruals to a tax basis              76.8      200.1      98.0      139.7
Employee benefit plans                 17.5       27.0      37.9        9.4
Accumulated tax depreciation/
  amortization versus accumulated
  financial statement
  depreciation/amortization            26.1      186.0      37.3      148.5
Effect on deferred taxes of
  alternative minimum tax credit
  and other carryforwards             110.0          -      90.5          -
Other                                 126.0      119.5     132.8      129.9
                                      -----      -----     -----      -----
    Subtotal                          362.8    1,047.9     401.9      948.3

    Less valuation allowance          (92.3)         -     (48.6)         -
                                      -----      -----     -----      -----
    Total deferred taxes             $270.5   $1,047.9    $353.3     $948.3
                                      =====    =======     =====      =====

    The net changes in the total valuation allowance for the years ended December 31, 1993 and 1992 were increases of $43.7 million and $0.3 million, respectively. The Company has alternative minimum tax credit carryforwards of approximately $34.0 million which are available to reduce future Federal regular income taxes over an indefinite period.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 11:  STOCK PURCHASE AND INCENTIVE PLANS

The 1984 Electronic Data Systems Corporation Employee Stock Purchase Plan (Purchase Plan) enables EDS employees to purchase up to 80.0 million shares of GM Class E common stock at 85% of the quoted market price through payroll deductions of up to 10% of their compensation. Shares of GM Class E common stock purchased under the Purchase Plan may not be sold or transferred within two years of the date of purchase unless they are first offered to GM or EDS at the lesser of the original purchase price or the fair market value on the date of sale. The number of shares available for future sale under the Purchase Plan was 61.0 million shares at December 31, 1993.

    The 1984 Electronic Data Systems Corporation Stock Incentive Plan (1984
Plan) covers up to 160.0 million shares of GM Class E common stock. During the 10-year life of the 1984 Plan, shares and rights or options to acquire shares, which may be subject to restrictions, may be granted or sold. The maximum number of shares for which additional shares, rights, or options may be granted or sold under the provisions of the 1984 Plan was 108.9 million shares at December 31, 1993.

    The EDS Incentive and Compensation Committee (the Committee) has granted the right to purchase a total of 27.6 million shares of GM Class E common stock, at prices of $0.0125 and $0.025 per share, to key employees under the provisions of the 1984 Plan. These shares will vest over various periods up to 10 years from the date of grant. The difference between the quoted market price as of the date of grant and the purchase price of shares granted is generally charged to operations over the vesting period. Expense for these awards amounted to $16.3 million, $14.9 million, and $15.2 million for the years ended December 31, 1993, 1992, and 1991, respectively.

    As of December 31, 1989, the Company had purchased 11.0 million shares of GM Class E common stock to be distributed to key employees under the provisions of the 1984 Plan. In 1991 and 1988, the Committee approved restricted stock unit grants. The right to receive shares is a restricted stock unit. These units are scheduled to vest over a period of 10 years. Vesting of the 1991 grant began in March 1992, while the 1988 grant began vesting in March 1989. The quoted market price as of the date of grant is charged to operations over the vesting period.

    The Company has a bonus plan under which awards are granted to key executives and employees. Bonus expense amounted to $49.8 million, $44.6 million, and $35.0 million for the years ended December 31, 1993, 1992, and 1991, respectively. Included in bonus expense is $17.5 million, $15.5 million, and $15.4 million relating to the restricted stock unit grants for the years ended December 31, 1993, 1992, and 1991, respectively.

NOTE 12:  DEFERRED COMPENSATION PLAN

The EDS Deferred Compensation Plan and Trust (Plan) provides a long-term savings program for participants. The Plan allows eligible employees to contribute a percentage of their compensation to a savings program and to defer income taxes until the time of distribution.

NOTE 13:  SEGMENT INFORMATION

Industry Segments

The Company's business involves operations in principally one industry segment: designing, installing, and operating business information and communications systems. Revenues from GM contributed approximately 39%, 41%, and 47% of gross revenues for the years ended December 31, 1993, 1992, and 1991, respectively.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

Geographic Segments

The following presents information about the Company's operations in different geographic areas (in millions):

As of and for the Year Ended December 31, 1993

                                              U.S.    Europe   Other    Total
                                            -------- -------- ------   -------
Systems and other contracts revenue
  GM and affiliates                         $2,574.5   $511.2 $238.0  $3,323.7
  Outside customers                          4,004.5    911.6  267.5   5,183.6
                                             -------  -------  -----   -------
Total systems and other contracts revenue   $6,579.0 $1,422.8 $505.5  $8,507.3
                                             =======  =======  =====   =======
Operating income                              $906.5   $148.7  $56.1  $1,111.3
                                             =======  =======  =====   =======
Identifiable assets                         $5,350.6 $1,185.9 $405.6  $6,942.1
                                             =======  =======  =====   =======

As of and for the Year Ended December 31, 1992

                                              U.S.    Europe   Other    Total
                                            --------  ------  ------   -------
Systems and other contracts revenue
  GM and affiliates                         $2,562.9  $546.5  $239.1  $3,348.5
  Outside customers                          3,693.6   828.3   284.8   4,806.7
                                             ------- -------   -----   -------
Total systems and other contracts revenue   $6,256.5$1,374.8  $523.9  $8,155.2
                                             ======= =======   =====   =======
Operating income                              $773.3  $131.3   $75.5    $980.1
                                             ======= =======   =====   =======
Identifiable assets                         $4,750.3$1,008.7  $364.5  $6,123.5
                                             ======= =======   =====   =======

As of and for the Year Ended December 31, 1991

                                              U.S.    Europe   Other    Total
                                            --------  ------  ------   -------
Systems and other contracts revenue
  GM and affiliates                         $2,620.2  $501.6  $240.4  $3,362.2
  Outside customers                          3,006.4   457.9   202.0   3,666.3
                                             -------   -----   -----  --------
Total systems and other contracts revenue   $5,626.6  $959.5  $442.4  $7,028.5
                                             =======   =====   =====  ========
Operating income                              $687.8  $107.8   $55.9    $851.5
                                             =======   =====   =====  ========
Identifiable assets                         $4,498.2  $960.1  $244.9  $5,703.2
                                             =======   =====   =====  ========

NOTE 14:  RETIREMENT PLANS

The Company has noncontributory pension plans (the Plans) covering substantially all of its employees. In general, employees become fully vested upon attaining five years of service, and benefits are based on years of service and earnings. The actuarial cost method currently used is the projected unit credit cost method. The Company's U.S. funding policy is to contribute amounts that fall within the range of deductible contributions for Federal income tax purposes.

    The weighted average assumptions used for the Plans are as follows:

                                                    Years Ended December 31,
                                                   --------------------------
                                                     1993      1992      1991
                                                   -------   -------   ------
Discount rate                                        7.7%       9.1%     9.4%
Rate of increase in compensation levels              5.9%       5.3%     5.8%
Long-term rate of return on assets                   9.8%       9.7%     9.8%

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

    Net pension cost consisted of the following components (in millions):

                                                    Years Ended December 31,
                                                   --------------------------
                                                     1993      1992      1991
                                                   -------   -------   ------
Service cost of the current period                  $72.6     $67.8     $48.0
Interest cost on projected benefit obligation        69.8      62.0      46.1
Actual return on assets                            (121.3)    (19.3)    (52.4)
Net amortization and deferral                        75.2     (24.1)     22.7
                                                     ----      ----      ----
Net pension cost                                    $96.3     $86.4     $64.4
                                                     ====      ====      ====

    At December 31, 1993 and 1992, the Plans' assets consisted principally of marketable securities. Accrued pension cost is included in accrued liabilities in the Company's Consolidated Balance Sheets.

    The following is a reconciliation of the funded status of the Plans (in millions):

                                       December 31, 1993   December 31, 1992
                                       ------------------  ------------------
                                        Assets    Accum.    Assets    Accum.
                                        Exceed   Benefits   Exceed   Benefits
                                        Accum.    Exceed    Accum.    Exceed
                                       Benefits   Assets   Benefits   Assets
                                       --------  --------  --------  --------
Plans' assets at fair value             $671.0      $6.1    $494.5      $5.2
                                         =====     =====     =====     =====
Actuarial present value of benefit
  obligation
    Vested benefits                     $472.6     $50.8    $305.3     $36.4
    Nonvested benefits                    69.1      17.9      19.9      14.6
                                         -----     -----     -----     -----
Accumulated benefit obligation           541.7      68.7     325.2      51.0

Effect of projected future salary
  increases                              368.6      44.1     288.9      64.4
                                         -----     -----     -----     -----
Projected benefit obligation            $910.3    $112.8    $614.1    $115.4
                                         =====     =====     =====     =====
Excess of projected benefit
  obligation over Plans' assets, net   ($239.3)  ($106.7)  ($119.6)  ($110.2)
Unrecognized net (gain) loss             150.9      (5.8)     35.8       0.8
Unrecognized net (asset) obligation
  at date of adoption                     (6.8)     26.5      (8.2)     29.2
Unrecognized prior service cost           32.8       0.9      35.9       1.1
Additional minimum liability                 -      (3.7)        -      (1.4)
                                         -----     -----     -----     -----
Net accrued pension cost                ($62.4)   ($88.8)   ($56.1)   ($80.5)
                                         =====     =====     =====     =====

NOTE 15:  COMMITMENTS AND RENTAL EXPENSE

Commitments for rental payments under noncancellable operating leases for each of the next five years ending December 31 and thereafter for computer equipment, software, and facilities are as follows (in millions):

                      1994                     $347.8
                      1995                      243.7
                      1996                      201.0
                      1997                      190.3
                      1998                      172.4
                      Thereafter                428.8

    Total rentals under cancellable and noncancellable leases, principally computer equipment and software, included in costs and expenses were $564.9 million, $614.6 million, and $578.7 million for the years ended December 31, 1993, 1992, and 1991, respectively.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


NOTE 16:  CONTINGENT LIABILITIES

In January 1992, a vendor of the Company filed counterclaims seeking substantial damages for the Company's alleged breach of contract, copyright infringements, and violations of the vendor's software license restrictions. The Company's management believes that the Company has strong and meritorious defenses to the claims asserted by the vendor and intends to vigorously defend against such claims and to press for the relief sought in the claims asserted by the Company against the vendor.

    There are also other various claims and pending actions against the Company arising in the ordinary course of the conduct of its business.
Certain of these actions seek damages in significant amounts. The amount of liability on these claims and actions or the above described legal proceeding at December 31, 1993 was not determinable, but in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated operations or financial position.

NOTE 17:  ACQUISITIONS

During August 1991, the Company acquired SD-Scicon, a British and French computer services company, for $265.7 million. The acquisition was accounted for as a purchase. Accordingly, the excess purchase price over net tangible assets acquired, based upon the fair values of such assets and liabilities at the date of acquisition, was $236.8 million. The excess purchase price, consisting principally of goodwill, is being amortized on a straight-line basis up to 30 years.

    During November 1991, the Company acquired McDonnell Douglas Systems Integration Company (MDSI), a leading provider of computer-aided design and manufacturing products, for $199.1 million. The acquisition was accounted for as a purchase. Accordingly, the excess purchase price over the net tangible assets acquired, based upon the fair values of such assets and liabilities at the date of acquisition, was $186.0 million. The excess purchase price consists of $170.4 million of software and $15.6 million of goodwill, which are being amortized on a straight-line basis over eight years.

    The Consolidated Statements of Income include the operations of SD-Scicon and MDSI since the date of each acquisition. Pro forma disclosures relating to SD-Scicon's and MDSI's results of operations are not presented as the impact is not material.

    In conjunction with the aforementioned and certain other acquisitions made during the years ended December 31, 1993 and 1992, liabilities were assumed as follows (in millions):

                                              1993         1992
                                             ------       ------
       Fair value of assets acquired         $319.8        $74.9
       Cash paid for stock and assets,
          net of cash acquired                122.1         30.2
       Debt issued for stocks and assets       91.2         21.6
                                              -----        -----
         Liabilities assumed                 $106.5        $23.1
                                              =====        =====

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTE 18:  SUPPLEMENTARY FINANCIAL INFORMATION

The following summarizes certain costs charged to expense for the years indicated (in millions):
                                           Years Ended December 31,
                                         ----------------------------
                                          1993       1992       1991
                                         ------     ------     ------
Depreciation of property and equipment   $465.6     $457.9     $445.5
                                          =====      =====      =====
Amortization                             $155.7     $153.6      $78.9
                                          =====      =====      =====
Maintenance and repairs                  $209.5     $232.0     $210.8
                                          =====      =====      =====

    Supplemental cash flow information is presented below (in millions):

                                            Years Ended December 31,
                                           --------------------------
                                            1993      1992      1991
                                           ------    ------    ------
Cash paid for
  Income taxes, net of refunds             $183.8    $252.6    $255.8
                                            =====     =====     =====
  Interest, net of amount capitalized       $40.2     $46.8     $23.8
                                            =====     =====     =====

NOTE 19:  QUARTERLY FINANCIAL DATA (UNAUDITED)
                                         Year Ended December 31, 1993
                                    --------------------------------------
(In millions except                  First    Second     Third    Fourth
per share amounts)                  Quarter   Quarter   Quarter   Quarter
                                    --------  --------  --------  --------

Revenues                            $2,073.2  $2,090.5  $2,084.3  $2,313.8
Gross profit from operations           490.1     501.3     525.0     600.3
Income before income taxes             236.6     278.2     299.4     317.1
Separate Consolidated
  Net Income                           151.4     178.1     191.6     202.9
Available Separate Consolidated
  Net Income                           $74.1     $87.7     $98.4    $107.0
Earnings Attributable to GM
  Class E Common Stock on a
  Per Share Basis                      $0.32     $0.37     $0.40     $0.42
Stock price range of GM
  Class E common
    High                              $35.88    $33.38    $32.50    $31.13
    Low                               $27.63    $28.25    $26.00    $26.50


                                         Year Ended December 31, 1992
                                    --------------------------------------
(In millions except                  First    Second     Third    Fourth
per share amounts)                  Quarter   Quarter   Quarter   Quarter
                                    --------  --------  --------  --------

Revenues                            $1,995.0  $2,017.3  $2,062.0  $2,144.6
Gross profit from operations           425.5     455.1     484.9     583.9
Income before income taxes             211.3     249.4     261.2     278.9
Separate Consolidated Net Income       133.1     157.1     167.3     178.0
Available Separate Consolidated
  Net Income                           $55.5    $67.2      $72.3     $83.4
Earnings Attributable to GM Class
  E Common Stock on a Per Share
  Basis                                $0.28     $0.33     $0.35     $0.37
Stock price range of GM
  Class E common
    High                              $32.56    $31.25    $31.13    $34.00
    Low                               $27.00    $25.75    $25.25    $27.38

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                              SUPPLEMENTARY INFORMATION


SELECTED FINANCIAL DATA

(In millions except              As of and for the Years Ended December 31,
                              ------------------------------------------------
per share amounts)              1993      1992      1991      1990      1989
                              --------  --------  --------  --------  --------

Revenues                      $8,561.8  $8,218.9  $7,099.0  $6,108.8  $5,466.8

Separate Consolidated Net
  Income Before Cumulative
  Effect of Accounting Change    724.0     635.5     563.0     496.9     435.3

Separate Consolidated Net
  Income After Cumulative
  Effect of Accounting Change   $724.0    $635.5    $547.5    $496.9    $435.3

Average number of shares of
  GM Class E common stock
  outstanding (in millions)      243.0     209.1     195.3     187.1     189.1

Class E dividend base
  (in millions)                  480.6     479.3     478.1     478.6     477.4

Available Separate
  Consolidated Net Income       $367.2    $278.4    $223.6    $194.4    $171.0

Earnings Attributable to GM
  Class E Common Stock on a
  Per Share Basis Before
  Cumulative Effect of
  Accounting Change              $1.51     $1.33     $1.17     $1.04     $0.90

Earnings Attributable to GM
  Class E Common Stock on a
  Per Share Basis After
  Cumulative Effect of
  Accounting Change              $1.51     $1.33     $1.14     $1.04     $0.90

Expenditures for property
  and equipment                 $799.4    $639.0    $673.2    $514.8    $382.5
Cash and marketable
  securities                    $607.5    $587.9    $415.8    $715.4    $681.2
Current assets                $2,506.8  $2,157.0  $1,945.6  $1,716.4  $1,457.9
Current liabilities           $2,160.4  $1,903.1  $2,396.7  $1,653.9  $1,494.5
Total assets                  $6,942.1  $6,123.5  $5,703.2  $4,565.3  $3,918.2
Long-term debt                  $522.8    $561.1    $281.9    $285.1    $326.4

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        MANAGEMENT'S DISCUSSION AND ANALYSIS

    1993 was another record year for EDS, with total revenues of $8,561.8 million and net income of $724.0 million. EDS' base business continues to grow in volume and diversity across industries as EDS builds long-term relationships with new customers. In 1993, EDS signed new base business with total revenues over the contracts' estimated lives of $7,027.2 million, the highest in EDS' history. 1991 and 1992 were the second and third highest years with $5,705.9 million and $5,106.4 million, respectively.

Results of Operations

Total revenues increased 4% over the prior year to $8,561.8 million for the year ended December 31, 1993. Revenue from GM business remained relatively constant compared with that of 1992 and 1991, while base revenue increased 8% to $5,183.6 million compared with increases of 31% and 32% in 1992 and 1991, respectively. Although 1993 was a record year for new sales, the timing of the sales impacted 1993 revenue growth. In 1993, 39% of the $7,027.2 million of new sales occurred in the fourth quarter compared with 25% in 1992 and 18% in 1991. The pattern of revenue growth reflects this. The increase in base revenue during the second half of 1993 was 11% more than that of the second half of 1992; during the fourth quarter of 1993, base revenue growth was 14% more than that of the fourth quarter of 1992.

    Total U.S. base revenue for 1993 increased 8%, or $310.9 million, to $4,004.5 million. U.S. base revenue recorded increases of 23% in 1992 and 26% in 1991. The growth rates in 1992 and 1991 were affected by the strategic acquisition of McDonnell Douglas Systems Integration Company.

    EDS' percentage of non-U.S. revenue remained constant at 23% in 1993 and 1992, an increase from 20% in 1991. Had it not been for the strengthening of the U.S. dollar and the deconsolidation of a Korean joint venture, 1993 non-U.S. revenue would have been 25% of total revenue.

    European base revenue increased $83.3 million, or 10%, in 1993 to $911.6 million. Without the effect of a stronger U.S. dollar, which had a negative impact of $105.7 million on reported European base revenue, the increase would have been 23%. Increases in 1992 and 1991 were $370.4 million and $231.2 million, respectively. The prior years were affected by the acquisitions of SD Scicon and McDonnell Douglas Systems Integration Company.

    Other non-U.S. base revenue was adversely affected in 1993 by an accounting change to deconsolidate the Korean joint venture. The joint venture was consolidated in 1992 and 1991, and had recorded revenue of $104.9 million and $89.7 million in those years, respectively. (For additional information on the geographic breakdown of revenue, see Note 13, Segment Information.)

    Systems and other contracts revenue for the year ended December 31, 1993 included $3,323.7 million of revenue related to the GM contracts, compared with $3,348.5 million and $3,362.2 million in 1992 and 1991, respectively. It is anticipated that GM will continue to contribute a significant portion of systems revenue. However, as base revenue has continued to increase, the percentage of revenue coming from GM and its subsidiaries continues to decline. In 1991, 47% of total revenue came from GM and its subsidiaries. This decreased to 41% in 1992 and 39% in 1993. EDS expects this trend to continue as base revenue grows.

    Net interest and other income remained stable in 1993 at $20.0 million compared with $20.7 million in 1992. In 1991, net interest and other income
was $42.2 million.   The higher 1991 amount was a result of higher interest
and dividends earned on investment securities and lower interest expense, due to lower average debt balances.

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



    Cost of revenues as a percentage of systems and other contracts revenue was 75% in 1993, compared with 76% and 77% in 1992 and 1991, respectively. This is a result of continued productivity improvement programs and cost-reduction efforts. Selling, general, and administrative expenses remained constant at 12% of systems and other contracts revenue as compared with 12% and 11% in 1992 and 1991, respectively. Pre-tax margins increased in 1993 to 13.2%, compared with 12.2% in 1992 and 12.6% in 1991. The effective income tax rate was 36.0% in 1993, down from 36.5% in 1992 and 37.0% in 1991. The increase in the Federal income tax rate in 1993 and the consequent impact of the revaluation of deferred taxes under SFAS No. 109 were offset by benefits received through the extension of the Research and Experimentation Credit, as well as favorable events with respect to EDS' foreign tax position.

    EDS' separate consolidated net income increased 14% to $724.0 million for 1993, compared with $635.5 million in 1992 and $547.5 million for 1991 after the cumulative effect of the accounting change of $15.5 million.

    Return on stockholder's equity remained constant at 22% in 1993 and 1992, compared with 23% in 1991. Return on stockholder's equity reflects the increasing amount of equity, which rose to $3.6 billion in 1993 from $3.1 billion in 1992 and $2.6 billion in 1991. Return on assets remained constant at 11% for 1993, 1992, and 1991.

Liquidity and Capital Resources

EDS maintained a strong liquidity and capital structure during 1993. The current ratio improved to 1.2 to 1 at December 31, 1993 from 1.1 to 1 at December 31, 1992, largely due to the retirement of current debt during 1993. The ratio of noncurrent debt to capital declined to 13% at December 31, 1993 from 15% at December 31, 1992, as a result of the increase in stockholder's equity. EDS' capital at December 31, 1993 was composed of $522.8 million in noncurrent notes payable and $3,617.4 million in stockholder's equity. Total debt was $695.5 million at December 31, 1993, which was composed entirely of notes payable. This represented a 17% decrease from total debt of $836.0 million at December 31, 1992. The composition of long-term debt in 1992 was $830.0 million in notes payable and $6.0 million in advances from GM. At year-end 1993, EDS had unused uncommitted short-term lines of credit totaling
$600.3 million and unused committed lines of credit of $1,005.8 million. The total debt-to-capital ratio (which includes current debt as a component of capital) was 16% at December 31, 1993, compared with 21% and 25% at December 31, 1992 and 1991, respectively. (For additional information on EDS' debt, see Note 8, Notes Payable.)

    On September 25, 1992 and November 2, 1992, respectively, Moody's Investors Service, Inc. (Moody's) and Standard & Poor's Corporation (S&P) announced that they were reviewing for possible downgrade the commercial paper and long-term credit ratings, as applicable, of GM and its subsidiaries, which include EDS. On November 23, 1992, Moody's affirmed the rating of commercial paper of EDS at Prime-1, the highest of three investment grade ratings available from Moody's for commercial paper. On February 3, 1993, S&P lowered the rating for EDS commercial paper to A-2. EDS anticipates no liquidity problems if access to the commercial paper market is reduced as a result of any lower rating because the commercial paper is 100% backed by long-term bank lines of credit. The impact of any incremental increased interest cost would have no material effect upon future operations. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. (For additional information on EDS' commercial paper, see Note 8, Notes Payable.)

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES



    EDS continues to maintain a strong cash position. Cash flows from operations were $1,395.0 million, up 23 percent or $259.2 million from 1992. Net cash used in investing activities increased to $1,049.7 million in 1993 from $813.6 million in 1992. This was largely the result of acquisitions.
Net cash used in financing activities was $370.2 million in 1993 and $153.0 million in 1992. The change was largely due to retirement of debt. EDS made net additions to property and equipment of $799.4 million, net additions to software, goodwill, and other intangibles of $119.0 million, and net additions to land held for development of $6.2 million, including acquisitions. EDS made cash dividend payments to GM totaling $192.1 million in 1993 and has consistently paid cash dividends since 1974.

    EDS' capital expenditures for calendar year 1994 are projected at approximately $1.0 billion to $1.2 billion. Future capital expenditures may consist of purchases of computers and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions of outside companies. EDS will finance these investments through a combination of internally generated funds and outside sources.

Relationship Between EDS and GM

The pricing policy between EDS and GM contemplates three alternative pricing methods. First, GM and EDS operating units use fixed-price contracts where the scope of the work can be precisely defined. The second alternative permits GM operating units to use a cost-based incentive method of pricing for EDS' services. This method of pricing, within specified limits, provides for equal sharing by the companies of cost savings and overruns. Also under this method, EDS units earn a before-tax cost markup based, within limits, on performance. Under the third alternative, commercially available products and services are provided to GM at uniform, competitive rates. A majority of the services EDS provides for GM is covered by fixed-price, multiyear agreements.


                                    *   *   *   *